Exhibit 21.1

List of Subsidiaries

Subsidiary	Place of Incorporation
Amelia Global Limited	BVI
Jiabin Logistics Network Limited	Hong Kong
Jiangxi Jiabin Logistics Network Limited	PRC
Fuzhou Jiabin Modern Logistics Park Limited	PRC
Fuzhou Feiyi Vehicle Services Limited	PRC